UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

August 20, 2021

REMOTE GENERAL SHAREHOLDERS MEETING
AENZA S.A.A.
RUC 20332600592

Pursuant to the provisions of Articles 21 - A and 258° of the General Corporations Law and the second final complementary provision of Law 31194, the shareholders of AENZA S.A.A. are hereby convened to the General Shareholders’ Meeting to be held on September 20, 2021, at 11:00 a.m. (the “Assembly”), in order to discuss the following agenda:

1. Determination of the number of Directors to be elected;

2. Election of the Board of Directors for the period 2021-2024; and

3. Delegation of powers

The Assembly, the review of the quorum and the exercise of voting rights will be carried out through the “Microsoft Teams” platform, which will be accessed according to the procedure established in the Informative Document that forms an integral part of this notice (the "Informative Document").

The Informative Document is an integral part of this notice and contains, among others, the procedures to access the meeting, participate and exercise the right to vote and also regulates the exercise of the right to propose candidates to the Board of Directors prior to the holding of the Assembly, the publication of the candidates proposed by the shareholders before the date of the Assembly, the registration and admission to the Meeting and the formulation of questions or proposals.

In the event that a quorum for the Meeting to be held on first call is not met, a second call is hereby called for September 23, 2021 at the same time, on the same platform and with the same agenda. Likewise, in the event that the quorum required for the Meeting to be held on second call is not met, a third call is hereby called for September 27, 2021 at the same time, through the same platform and with the same agenda.

This notice, the Informative Document, as well as the information and documentation related to the matters to be discussed as required by the Regulations of Relevant Information Communication and Reserved Information, are published as a Relevant Information Communication, and in the section "Shareholders' Meetings or Non-Presential Bondholders' Meetings" of the Stock Market Portal of the SMV (www.smv.gob.pe) and at www.aenza.com.pe.

Any additional information and documentation related to the matters to be discussed at the Assembly is also published in the section "Shareholders Meetings or Non-Presential Bondholders' Meetings " of the SMV Securities Market Portal.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: August 20, 2021

SHAREHOLDERS’ MEETING September 20, 2021

MOTION No. 1
DETERMINATION OF THE NUMBER OF DIRECTORS

RECITALS

WHEREAS, in recent days, a request was received to convene a General Shareholders' Meeting by shareholders owning more than 33% of the shares under the provisions of Article 22° of the bylaws of AENZA S.A.A. to submit to the meeting the election of a new Board of Directors;

WHEREAS, as a result of the mentioned request, the Board of Directors of AENZA S.A.A. must convene a General Shareholders' Meeting to elect a new Board of Directors in accordance with the provisions of Articles 113 and 115 of the General Corporations Law;

WHEREAS, the Board of Directors must, in this case, propose to the General Shareholders' Meeting the number of directors to be elected in accordance with the provisions of Article 48 of the Bylaws of AENZA S.A.A.; and

WHEREAS, after an analysis of the complexity of the business of AENZA S.A.A., the number of committees of its board, the frequency of their meetings, and the circumstances in which they are held, it proposes that the number of Directors to be elected be set at 9.

Motion:

Establish that the Board of Directors for the period 2021-2024 will be composed of 9 members.

MOTION No.2

ELECTION OF DIRECTORS

RECITALS

WHEREAS, in recent days, a request was received to convene a General Shareholders' Meeting by shareholders owning more than 33% of the shares under the provisions of Article 22° of the bylaws of AENZA S.A.A. to submit to the meeting the election of a new Board of Directors;

WHEREAS, as a result of the mentioned request, the Board of Directors of AENZA S.A.A. must convene a General Shareholders' Meeting to elect a new Board of Directors in accordance with the provisions of Articles 113 and 115 of the General Corporations Law;

WHEREAS, in its proposal of candidates to the Board of Directors, the Board must ensure that all candidates comply with the requirements set forth in Article 6 of the Regulations of the Board of Directors of AENZA S.A.A.;

WHEREAS, the Board of Directors, in compliance with its duty of diligence with the shareholders of AENZA S.A.A., has required the completion of questionnaires and the signing of affidavits by the candidates for directors and has made independent corroborations to verify their independence, solvency, competence and experience;

Motion:
To propose as members of the Board of Directors for the period 2021 - 2024 the following candidates:

Non Independent External Directors

Pablo Ignacio Kühlenthal Becker
He has been a director of AENZA S.A.A. since August 2021. He is an industrial engineer in Logistics and Transportation from the Pontificia Universidad Católica de Chile and MBA from the International Institute for Management Development in Lausanne, Switzerland. He is partner and founder of the Santiago de Chile office of IG4 Capital and is responsible since 2019 for investments in Latin America outside Brazil of that fund. Prior to that Mr. Kühlenthal has held management positions in international financial advisory firms and directorships in companies with presence in several Latin American countries.

Esteban Viton Ramírez
Has been a director of AENZA S.A.A. since May 2019. He holds a degree in economics from Universidad de Ingeniería, MA from ESAN, MsM from Arthur D Little, AMP from Harvard University, PAD, studies at INSEAD and others. He is manager of Energía del Pacifico and has been manager at Quimpac S.A.A. and other local companies and other countries in the region. He has been director of Kallpa Generación S.A. and Cerro del Águila S.A.

Nicolas Bañados Lyon
Commercial Engineer from the Pontificia Universidad de Chile with a Master's Degree in Economics from the same university and an MBA with a specialization in Finance and Private Equity from the Wharton School of Business at the University of Pennsylvania. He currently serves as Managing Director of Galgo Capital and is a director of Haldeman Mining Company, Serabi Gold, Minera Las Cenizas and other companies in the region.

Gema Esteban Garrido
Computer Engineer from the Universidad Pontificia de Salamanca with a Master in Finance from the Centro de Estudios Financieros, Master in Strategic Marketing from ESIC and graduate of multiple specialization courses at international universities such as MIT and the University of Geneva. She is the Global ESG Manager of IG4 Capital, responsible since February 2021 for ensuring the sustainability of the group's investments from an environmental, social and corporate governance perspective and before that she was ESG Investment Director at Telefónica between June 2018 and February 2021, and since 2001 she has held various management positions in that corporation related to global operations strategy and digital transformation strategy, among other important topics.

Gustavo Nickel Buffara de Freitas
Bachelor in Public Administration from Fundacao Getulio Vargas Sao Paolo School of Business Administration and MBA from the International Institute for Management Development in Lausanne, Switzerland. He is Chief Financial Officer and co-founder of IG4 Capital since 2016 and before that he was Senior Director and Managing Director of RK Partners, Deputy Director of GP Investments, Senior Consultant at Bain & Company and Manager of Economic Regulation and Regulation at Telefónica.

Juan Vicente Revilla Vergara
Bachelor in Business Administration from Universidad del Pacífico and graduate of the Dutch Savings Bank Training Center. He is Managing Director and Head of Investments for Southern Europe of IG4 Capital since June 2020 before that CEO of High Trend International, LLC, CEO of Telefónica International Wholesale Services, Director of Resources of Telefónica Brazil, Global Manager of Shared Services for Telefónica Group, CEO of Latin American Operations of Telefónica Group, Chief Technology Officer for Latin America of Telefónica Group, CEO of Telefónica del Perú, Chief Procurement Officer of Telefónica Group and CFO of Telesp.

Independent External Directors

Carlos Rojas Perla
Bachelor in Business Administration from Universidad del Pacífico with specialization courses at Harvard University and Instituto Tecnológico y Estudios Superiores de Monterrey.  Founding partner of Capia and currently, CEO of Capia SAFI S.A. He was independent director for both Enel Generación Perú S.A.A and Pesquera Exalmar S.A.A. Previously, Chief Investment Officer and director of Compass Group SAFI between 2006 and 2011 and he designed and managed Perú Special Investment Funds, the first Peruvian equity hedge fund. He worked in investments at Rimac Seguros and Deutsche Bank managing the Andean region portfolio.

Santiago Hernando Perez
Santiago Hernando Pérez holds a degree in Chemical Sciences with a specialization in Chemical Engineering from the University of Valladolid, Spain, and an MBA from IEDE Business School. He has worked in the utilities and concessions sector as CEO of Aguas Nuevas S.A., New Business Manager at Aguas Andinas S.A., CEO of Concesionaria Intermodal de la Cisterna and director of several sanitary companies in Chile and Uruguay, as well as of the urban public transport company Alsacia in Santiago de Chile. He is currently an independent consultant in management and administration and business development and has been a director of Aguas Santiago Norte S.A. and of AENZA S.A.A. since December 2020.

Antonio Carlos Valente Da Silva
Engineer from Pontifícia Universidad Católica do Rio de Janeiro, finishing his MBA studies at the same institution. He has served as CEO and Chairman of the Board of Directors of Telefónica Brasil and Telefónica del Perú. He has been a member of the Board of Directors of the National Telecommunications Agency in Brazil. He is currently a director of Padtec Holding, Dom Rock and Cinnecta.

Motion:

To elect as members of the Board of Directors of AENZA S.A.A. for the year 2020 Pablo Kühlenthal, Santiago Hernando, Carlos Rojas, Antonio Carlos Valente, Esteban Vitón, Nicolás Bañados, Juan Revilla, Gustavo Buffara and Gema Esteban for the period from 2021 to 2024.

MOTION No.3

DELEGATION OF POWERS
RECITALS

WHEREAS, it is necessary to ensure that the resolutions adopted by the General Shareholders' Meeting during this session are valid and enforceable against third parties; and

WHEREAS, for such purposes, it is proposed to delegate powers to officers of AENZA S.A.A. to achieve the purpose described in the previous recital.

Motion:

To grant powers of attorney to certain officers, so that they may sign, on behalf of the Company, all public and private documents required for the formalization and registration of the resolutions adopted at the meeting.